The amount of dividends and distributions from net investment income and net realized capital gain are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles. To the extent these book and tax differences are permanent in nature, such amounts are reclassified among fund shares issued and outstanding, accumulated undistributed net realized gain on investments and accumulated undistributed net investment income. Accordingly, at September 30, 2001, reclassifications were recorded to increase accumulated undistributed net investment income and decrease fund shares issued and outstanding by $168,776.